Annual Notice Dated May 1, 2026

PRIME INVESTOR VARIABLE ANNUITY
Issued through
Transamerica Life Insurance Company

Separate Account VA-1
This Annual Disclosure Notice (“Notice”) provides certain updated information about your Prime Investor Variable Annuity, a flexible premium deferred variable annuity policy (“Policy”), which is no longer available for purchase.

Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Policy in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Life Insurance Company and for Separate Account VA-1 (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/89352K821?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the Funds available under the Policy (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Policy prospectus dated May 1, 1991, as supplemented, is incorporated herein by reference and contains more information about the Policy’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

TABLE OF CONTENTS
SPECIAL TERMS
SUMMARY OF POLICY FEATURES THAT HAVE CHANGED
important INFORMATION you should consider about the Policy
INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY

SPECIAL TERMS

Annuitant: Is the person receiving the Annuity Payments or designated to receive Annuity Payments.

Annuity Date: Is the date on which the first Annuity Payment is payable under the Policy. Unless an Optional
Annuity Date is elected under the Annuity Provisions, the Annuity Date will be the first day of the month coinciding with or next following the selected Annuity Date shown in the Policy Data.

Annuity Payment: Is an amount paid by Transamerica at regular intervals to (or Annuity): the Annuitant or any other payee.

Beneficiary: Is the person designated by the Owner to receive benefits in the event of the death of the
Annuitant.

Fund: Is an investment portfolio of the American Variable Insurance Series underlying one of the Sub-accounts of the Separate Account. Prior to October 23, 1989, the American Life/Annuity Series was the Series underlying the Separate Account.

Nonqualified Policies: Are Policies other than Qualified Policies.

Owner: Is the person or persons designated as the Owner(s) in the Policy application, or as subsequently changed by the designated Owner.

Policy Anniversary: Is a yearly anniversary of the Policy Date. Policy Date: Is the date on which the Policy was issued.

Policy Value: Is the dollar amount value of the Policy prior to the Annuity Date.

Policy Year: Is each 12-month period starting on either the Policy Date or any Policy Anniversary and ending the day before the next Policy Anniversary.

Qualified Policies: Are Policies that have received favorable tax treatment under Sections 401, 403, 408, 457 or any similar provision of the Internal Revenue Code of 1986.

Series: Is the American Variable Insurance Series, a diversified, open-end management investment company in which the Separate Account currently invests. Prior to October 23, 1989, the Separate Account invested in the American Life/Annuity Series instead of the American Variable Insurance Series. Both Series have the same investment adviser and Funds with very similar investment objectives and policies.

Subaccount: Is a subdivision of the Separate Account. Each Sub-account invests solely in shares of a different
Fund of the Series.

SUMMARY OF POLICY FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Policy features that have changed since the last current Prospectus. This may not reflect all of the changes that have occurred since You entered into Your Policy.
  For changes in the names of certain Portfolios and/or Advisers/Sub-advisers please refer to the Appendix – Investment Options Available Under the Policy.
  For updated portfolio expense information please refer to Important Information You Should Consider About This Policy and the Appendix – Investment Options Available Under the Policy
  For updated portfolio performance information please refer to the Appendix – Investment Options Available Under the Policy.
important INFORMATION you should consider about the Policy

Your Policy prospectus dated May 1, 1991, as supplemented, contains more information about the Policy’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?
Yes. If you withdraw money from the Policy within 6 years of your last purchase payment, you will be assessed a surrender charge (Contingent Deferred Sales Charge). The maximum surrender charge is 8% of the amount withdrawn, and the charge decreases over time. No surrender charge applies after 6 years. For example, if you make an early withdrawal, you could pay a surrender charge of up to $8,000 on a $100,000 investment. This loss will be greater if taxes or tax penalties apply.
Surrender charges may apply to full or partial withdrawals and to annuitization if it occurs before the first Policy Anniversary.
Charges and Deductions - Contingent Deferred Sales Charge The Policy - Withdrawals
Are There Transaction Charges?
Yes. In addition to surrender charges, the investor may be charged for other transactions under the Policy:
Annual Policy Administration Charge: $30 per year, deducted annually and upon full surrender (if not on a Policy Anniversary).
Transfer Charges: Currently $0, but Transamerica may impose a charge for more than four transfers per Policy Year in the future.
Premium Taxes: Not currently charged, but Transamerica reserves the right to deduct them where imposed by state law.
Federal Tax Withholding: May apply to withdrawals or Annuity Payments if the Owner does not opt out.
Charges and Deductions
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the options You choose. Please refer to Your Policy specifications page for information about the specific fees You will pay each year based on the options You have elected.
Summary Charges and Deductions American Variable Insurance Series
	Annual Fee	Minimum	Maximum
	Base Policy[1]	1.25%	1.25%
	Portfolio Company (Fund fees and expenses)[2],3	0.28%	0.45%
	Optional Benefit Expenses (if elected)	0.00%	0.00%
1As a percentage of the Separate Account Value
2As a percentage of average net assets of the underlying Funds
[3]See below Appendix: Investment Options Available Under the Policy for more information.
Because Your Policy is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Policy, the following table shows the lowest and highest cost You could pay each year based on current charges.

	Lowest Annual Cost $1,571	Highest Annual Cost $1,742
	Assumes:	Assumes:
Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Purchase Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of Portfolio Company fees and expenses
  No optional benefits
  No sales charges
  No additional Purchase Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. You can lose money by investing in the Policy. The value of your investment will fluctuate based on the performance of the underlying investment options you select. Poor investment performance can result in a loss of principal.
The Policy
Is This a Short-Term Investment?
No. This Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. It is designed for long-term financial goals, such as retirement, and benefits most investors when held for several years.
Withdrawals made in the early years may be subject to:
  Surrender charges of up to 8% if taken within 6 years of a purchase payment,
  Income taxes on earnings, and
  A 10% federal tax penalty if taken before age 59½.
Introduction The Policy - Withdrawals Charges and Deductions - Contingent Deferred Sales Charge Federal Tax Matters
What are the Risks Associated with Investment Options?
An investment in the Policy is subject to the risk of poor investment performance, and the value of your Policy can fluctuate depending on the performance of the Investment Options you choose.
Each Investment Option—including the variable Sub-accounts linked to mutual Fund portfolios—has its own unique risks. These may include market volatility, interest rate risk, credit risk, and sector-specific risks. You should carefully review the available Investment Options before making an investment decision.
Introductions American Variable Insurance Series
What are the Risks Related to the Insurance Company?
Our claims-paying ability as measured by Standard & Poor's Insurance Ratings Services, Moody's, or Duff & Phelps may be referred to in advertisements or sales literature or in reports to Owners.
The terms of our obligations are stated within the general account options of this Policy. These ratings do not reflect the investment performance of the variable account or the degree of risk associated with an investment in the variable account
Additional information about Transamerica Life Insurance Company (formerly Transamerica Life Insurance and Annuity Company) is available by visiting transamerica.com or by calling toll-free (800) 525-6205.
Transamerica Life Insurance and Annuity Company
	RESTRICTIONS			Location in Prospectus
Are There Restrictions on the Investment Options?
Yes. There are restrictions that may limit the Investment Options you can choose and how you can transfer Policy value among them.
  You may allocate premiums and transfer value only among the five available Sub-accounts, each tied to a specific mutual Fund in the American Variable Insurance Series.
  Transfers are currently unlimited and free, but Transamerica reserves the right to impose a charge for more than four transfers per year.
  Each transfer must be at least $500, or the full value of the Sub-account if less than $500 remains.
  Transamerica reserves the right to:
    Add, remove, or substitute Portfolio Companies (mutual Funds) available through the Separate Account.
    Eliminate or create new Sub-accounts.
    Stop accepting additional purchase payments.
    Make changes to the Policy to comply with legal or regulatory requirements.
The Policy - Transfers American Variable Insurance Series - Additions, Deletions, or Substitutions of Investments
Are There any Restrictions on Policy Benefits?
Yes. There are restrictions and limitations on benefits offered under the Policy:
  Death Benefit: Payable only if the Annuitant dies before the Annuity Date. The benefit equals the greater of (i) total premiums paid minus withdrawals and charges, or (ii) the Policy Value at the time of death. No death benefit is payable after annuitization.
  Annuity Payments: Once Annuity Payments begin, the form of annuity (e.g., life, joint and survivor) cannot be changed, and payments are fixed.
  Withdrawals: Only one partial withdrawal is allowed per Policy Year. Withdrawals may reduce the Policy Value and, in some cases, may eliminate the death benefit or reduce it by more than the amount withdrawn.
  No Living Benefits or Policy Loans: This Policy does not offer living benefits (e.g., guaranteed minimum income or withdrawal benefits), performance locks, or loan provisions.
  Modifications by the Insurance Company: Transamerica reserves the right to modify or terminate certain benefits to comply with legal or regulatory changes, and to substitute or eliminate investment options.
The Policy - Death of Annuitant Prior to Annuity Date The Policy - Withdrawals Annuity Payments American Variable Insurance Series - Additions, Deletions, or Substitutions of Investments
	TAXES			Location in Prospectus
What Are the Policy’s Tax Implications?
The Policy has important tax implications. You should consult with a tax professional to understand how investing in and receiving payments from the Policy may affect your personal tax situation.
  If the Policy is purchased through a tax-qualified plan or IRA, there is no additional tax benefit, since those plans already provide tax deferral.
  Withdrawals from the Policy are generally subject to ordinary income tax on the earnings portion.
  If you withdraw Funds before age 59½, you may also be subject to a 10% federal tax penalty unless an exception applies.
Federal Tax Matters
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals may receive compensation for selling the Prime Investor Variable Annuity Policy to investors. This compensation is typically paid in the form of commissions. Commissions paid to agents are no greater than 6% of premium payments made. This compensation structure may create a financial incentive for investment professionals to offer or recommend this Policy over another investment product that may offer lower compensation.
Our affiliate, Transamerica Capital, LLC (“TCL”) (formerly known as Transamerica Securities Sales Corporation (TSSC)) is the principal underwriter and may share the revenue we earn on this Policy with Your investment professional’s firm.
Distributor of the Policies
Should I Exchange My Policy?
Some investment professionals may have a financial incentive to offer an investor a new Policy in place of the one the investor already owns. Investors should only exchange their existing Policy for a new one after carefully comparing the features, fees, and risks of both Policies. This includes evaluating any fees or penalties associated with terminating the existing Policy, such as the Contingent Deferred Sales Charge, which can be as high as 8% depending on how long the premium has been held. A thoughtful comparison will help determine whether purchasing the new Policy is preferable to continuing with the current one.
Distributor of the Policies Charges and Deductions - Contingent Deferred Sales Charge

APPENDIX
INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY
The following is a list of current Portfolio Companies available under the Policy, which are subject to change as discussed in this prospectus. Depending on the optional benefits you choose, you may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/89352K821?site=VAVUL
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
To achieve long-term growth of capital and income.	American Funds - Growth-Income Fund - Class 1 Advised by: Capital Research and Management Company	0.28%	20.69%	9.36%	7.84%
To provide current income, consistent with the maturity and quality standards applicable to the fund, and preservation of capital and liquidity.	American Funds - Ultra-Short Bond Fund - Class 1 Advised by: Capital Research and Management Company	0.31%	8.01%	0.01%	1.95%
To provide growth of capital.	American Funds - Growth Fund - Class 1 Advised by: Capital Research and Management Company	0.33%	17.50%	14.17%	12.65%
To provide a high level of current income consistent with prudent investment risk and preservation of capital.	American Funds - U.S. Government Securities Fund® - Class 1 Advised by: Capital Research and Management Company	0.34%	9.55%	-2.27%	1.47%
To provide you with a high level of current income. Its secondary investment objective is capital appreciation.	American Funds - American High-Income Trust® - Class 1 Advised by: Capital Research and Management Company	0.45%	20.54%	13.66%	18.26%
(1) Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Policy dated May 1, 1991, as supplemented, contains more information about the Policy. You may contact us for additional information free of charge at (800) 525-6205 or write us at:
Transamerica Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499
Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

File Number: 333-128773
EDGAR Contract Identifier No. is #C000029065